UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 30, 2023

TRINET GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-36373	95-3359658
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Park Place, Suite 600
Dublin, CA		94568
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (510) 352-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock par value $0.000025 per share	TNET	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On July 31, 2023, TriNet Group, Inc. (“TriNet” or the “Company”) announced its plan to launch a fixed price tender offer (the “Tender Offer”) to repurchase approximately $640 million in value of shares of TriNet common stock (the “shares”) at a price of $107.00 per share, which is expected to commence on August 1, 2023. In addition, the Company signed a separate agreement on July 30, 2023 (the “Repurchase Agreement”) to repurchase a minimum of approximately $360 million in value of shares from affiliates of its largest stockholder, Atairos Group, Inc. (collectively, “Atairos”). Assuming the Tender Offer is fully subscribed, both transactions together will result in the repurchase of approximately $1 billion in shares.

Repurchase Agreement

The Repurchase Agreement, which was executed on July 30, 2023, provides that TriNet will repurchase for cash a minimum of 3,364,486 shares (representing approximately $360 million in value of shares) from Atairos at the purchase price set forth in the Tender Offer, but not less than $107.00 per share (the “Atairos Commitment Amount”). Atairos beneficially owns 21,450,259 shares as of the date hereof (representing approximately 36% of the Company’s outstanding shares as of July 27, 2023) and, assuming the full subscription of the Tender Offer, Atairos will continue to own approximately 36% of the Company’s outstanding shares following the repurchase.

If the Tender Offer is not fully subscribed, but at least 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the Tender Offer, Atairos has agreed to increase the number of shares to be sold to the Company under the Repurchase Agreement and will sell an additional number of shares equal to the difference between the number of shares offered to be repurchased pursuant to the Tender Offer and the number of shares actually repurchased in the Tender Offer such that the total share value of both transactions remains $1 billion; provided that such increase does not cause Atairos to beneficially own less than 33% of the Company’s outstanding shares immediately following the closing of the Share Repurchase (taking into account the shares purchased in the Tender Offer), which percentage may be further reduced to 30% at Atairos’ sole discretion.

If the Tender Offer is not fully subscribed and fewer than 3,644,859 shares are properly tendered and not properly withdrawn pursuant to the Tender Offer, the Company will repurchase that number of shares properly tendered and not properly withdrawn pursuant to the Tender Offer and, unless Atairos agrees to further reduce its ownership level, the Company will repurchase only the Atairos Commitment Amount from Atairos under the Repurchase Agreement.

The Share Repurchase is expected to close on the 11th business day following the Expiration Date (defined below), or September 13, 2023. The Share Repurchase is conditioned upon, among other matters, the completion of the Tender Offer, which, in turn, is subject to certain conditions, including the receipt of financing. These transactions will be made under TriNet’s $1 billion stock repurchase program increase announced on July 26, 2023.

A copy of the Repurchase Agreement has been filed as Exhibit 10.1 to this Current Report on Form 8-K (this “Form 8-K”) and is incorporated herein by reference. The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to the full text of the Repurchase Agreement.

Item 8.01	Other Events.

Tender Offer

On July 31, 2023, the Company issued a press release announcing its intention to launch the Tender Offer, which will provide that the Company repurchase for cash up to 5,981,308 shares (representing approximately $640 million in value of shares) at a price of $107.00 per share (the “Purchase Price”), less any applicable withholding taxes and without interest. The Tender Offer is expected to commence on August 1, 2023 and expire at 12:00 midnight, New York City time, at the end of the day on August 28, 2023 (the “Expiration Date”), unless extended or terminated.

Assuming that the conditions to the Tender Offer are satisfied or waived and the Tender Offer is fully subscribed, the Company would purchase 5,981,308 shares pursuant to the Tender Offer and 3,364,486 shares pursuant to the Share Repurchase for an aggregate of 9,345,794 shares, representing approximately 16% of the Company’s outstanding shares as of July 27, 2023.

The Tender Offer and the Share Repurchase have been authorized and approved by the Company’s Board of Directors, the Finance and Audit Committee of the Board of Directors and the members of the Board of Directors who are independent of Atairos. However, neither the Company nor any member of the Board of Directors has made, or is making, any recommendation to stockholders as to whether they should tender or refrain from tendering their shares. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender. Stockholders are urged to discuss their decisions with their tax advisor, financial advisor and/or broker.

A copy of the press release announcing the Tender Offer is attached hereto as Exhibit 99.1 to this Current Report.

Tender Offer Statement

The information in this Form 8-K and the press release included as Exhibit 99.1 describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the Tender Offer. TriNet has not yet commenced the Tender Offer described therein, and there can be no assurance that TriNet will commence the Tender Offer on the terms described herein. The Tender Offer will be made only pursuant to the Offer to Purchase and the related materials that the Company will file with the SEC, and will distribute to its stockholders, as they may be amended or supplemented, on the commencement date of the Tender Offer. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the Tender Offer. When they are available, stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. When they are available, stockholders also will be able to obtain a copy of these documents, without charge, from D.F. King & Co., Inc., toll free at (800) 431-9643. Stockholders are urged to carefully read all of those materials when they become available prior to making any decision with respect to the Tender Offer.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Repurchase Agreement, dated July 30, 2023
99.1	Press Release, dated July 31, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2023	TriNet Group, Inc.

	By:	/s/ Samantha Wellington
	Name:	Samantha Wellington
	Title:	Executive Vice President, Business Affairs, Chief Legal Officer and Secretary